Exhibit (a)(81)

FOR IMMEDIATE RELEASE THURSDAY, FEBRUARY 26, 2004 WWW.USDOJ.GOV	AT (202) 514-2007 TDD (202) 514-1888

JUSTICE DEPARTMENT FILING LAWSUIT TO BLOCK
ORACLE’S PROPOSED ACQUISITION OF PEOPLESOFT

Deal Would Result in Higher Prices, Less Innovation and Fewer Choices

     WASHINGTON, D.C. – The Department of Justice is filing a civil antitrust lawsuit today in U.S. District Court in San Francisco to block Oracle Corp.’s attempt to acquire PeopleSoft Inc. The Department said that if the merger were allowed to proceed, it would eliminate competition between two of the nation’s leading providers of human resource and financial management enterprise software applications, resulting in higher prices, less innovation and fewer choices for the businesses, government agencies, and other organizations that depend on this type of software.

     The Attorneys General of Hawaii, Maryland, Massachusetts, Minnesota, New York, North Dakota, and Texas are joining the Department’s lawsuit.

     “We believe this transaction is anticompetitive–pure and simple,” said R. Hewitt Pate, Assistant Attorney General in charge of the Department’s Antitrust Division. “Under any traditional merger analysis this deal substantially lessens competition in an important market. Blocking this deal protects competition that benefits major businesses, as well as government agencies that depend on competition to get the best value for taxpayers’ dollars.”

     In today’s global economy, an organization’s ability to reduce its operating costs is vital to its success, whether that organization is a large corporation, a government agency, or a non-profit organization. To reduce costs and improve overall efficiency, these large enterprises must automate their essential financial management and human resource functions, through the careful selection and implementation of software solutions that can be configured to their individual needs and that can perform these important functions seamlessly and simultaneously across multiple divisions or subsidiaries, multiple lines of business, and multiple legal jurisdictions.

     Oracle, PeopleSoft and one other company, SAP, are the only companies that currently compete to develop and sell the high-function integrated human resource management and financial management services software that meets the needs of these large enterprises. Consequently, Oracle and PeopleSoft frequently engage in head-to-head competition during the complicated and lengthy bidding process through which these software solutions are purchased, with customers benefitting from aggressive price discounts and more innovative software as a result.

     “Large companies, institutions, organizations and government entities depend on competition to provide and maintain enterprise software that is critical to their efficient and cost-effective day-to-day operations,” added Pate. “This lawsuit seeks to ensure that there will continue to be vigorous competition in this important industry.”

     Oracle Corp., headquartered in Redwood City, California, is a Delaware corporation. In 2003, Oracle earned more than $9 billion in revenues, including more than $2 billion of total revenues related to enterprise software applications.

     PeopleSoft Inc., headquartered in Pleasanton, California, is a Delaware corporation. PeopleSoft earned more than $2 billion in revenues in 2003, comprised entirely of enterprise software applications related revenues.

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